FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-10306

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Article 8 Notification dated 07 October 2014
Exhibit No. 2	De-listing Notifications dated 30 October 2014

Exhibit 1

7 October 2014
ARTICLE 8 NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") amended by the Issuer on 7 October 2014 under its Exercisable Certificates/Warrants and Redeemable Certificates Base Prospectus dated 1 April 2011 relating to the Issuer's Certificate and Warrant Programme dated 23 September 2010 and as supplemented from time to time (the "Base Prospectus"):

ISIN Code: GB00B43N0L49

The Issuer has filed the notification pursuant to Article 8 of the Prospectus Directive in respect of the Securities. To view the notification, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/6985T_-2014-10-7.pdf

For further information, please contact:

Investor Relations

+44 20 7672 1758

http://www.investors.rbs.com/

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus and the final terms dated 23 May 2011, as amended and restated on 7 October 2014 (the "Final Terms") may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, and/or the Final Terms, you must ascertain from the Base Prospectus, and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

30 October 2014

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B6HZ2034
ISIN Code: GB00B6HZ2141
ISIN Code: GB00B6HZ1Y02
ISIN Code: GB00B6HZ1Z19
ISIN Code: GB00B6HZ1X94
ISIN Code: GB00B6HZ1W87
ISIN Code: GB00B6HZ1V70
ISIN Code: GB00B6HZ1T58
ISIN Code: GB00B6HYYB51
ISIN Code: GB00B6HYY823
ISIN Code: GB00B70H4T67
ISIN Code: GB00B70H4V89
ISIN Code: GB00B7CYMK25
ISIN Code: GB00B7CYMJ10
ISIN Code: GB00B6HZ3552
ISIN Code: GB00B6HZ3446
ISIN Code: XS0398596378

Pursuant to Listing Rule 5.2.8 the Issuer has filed notification of its intention to cancel the above referenced Securities from the Official List of the London Stock Exchange. To view the notification, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/7559V_-2014-10-30.pdf

For further information, please contact:

Investor Relations

+44 20 7672 1758

http://www.investors.rbs.com/

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31/10/2014

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary